Exhibit 99.3

Appian Holdings Limited
47 Esplanade, St Helier
Jersey JE1 0BD
Channel Islands
Tel: 44 (0) 1534 835600

April 26, 2021

Fortuna Silver Mines Inc.
Suite 650 – 200 Burrard Street
Vancouver, BC V6C 3L6

Dear Sirs/Mesdames:

Voting Support Agreement

The undersigned (the “Shareholder” or “we”) beneficially owns 49,508,707 common shares of Roxgold Inc. (the “Company”). We understand that Fortuna Silver Mines Inc. (“Fortuna”) is proposing to enter into an arrangement agreement with the Company (the “Arrangement Agreement”) on or before 7:00 a.m. Toronto time on April 26, 2021 which will provide for the acquisition by Fortuna of all of the issued and outstanding common shares of the Company (“Common Shares”) in exchange for common shares of Fortuna and a nominal cash amount pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

This letter agreement sets out the terms and conditions on which the Shareholder agrees to vote or cause to be voted in favour of the special resolution approving the Arrangement (the “Arrangement Resolution”) all of the Common Shares which may be held by the Shareholder on the date on which the Shareholder delivers its proxy or proxies or voting instructions in accordance with paragraph 2(b) (collectively, the "Subject Shares").

1.	Conditions Precedent. The Shareholder’s obligations hereunder shall become effective only upon the satisfaction of all of the following conditions:

(a)	the Arrangement Agreement is duly executed and delivered by all parties thereto on or before 7:00 a.m. Toronto time on April 26, 2021, or such later date as the Shareholder may agree in its sole discretion; and

(b)	upon execution and delivery thereof, the Arrangement Agreement shall contain the key terms substantially as described in Schedule A attached hereto.

2.	Voting Commitment. The Shareholder hereby covenants and agrees in favour of Fortuna that, from the time that all of the conditions in paragraph 1 are satisfied until the termination of this letter agreement in accordance with paragraph 4, except as permitted by this letter agreement:

(a)	at the special meeting of shareholders of the Company (including any adjournment or postponement thereof) to approve the Arrangement (the “Company Meeting”) or in any other circumstances in which a vote, consent or other approval of securityholders of the Company (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution is sought, we will cause our Subject Shares to be counted as present for purposes of establishing quorum and will vote (or cause to be voted) our Subject Shares (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)	no later than five (5) calendar days prior to the date of the Company Meeting the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company's circular for the Company Meeting (the "Company Circular") with a copy to Fortuna concurrently with such delivery, a duly executed proxy or proxies or voting instructions directing the holder of such proxy or proxies or voting instructions to vote the Shareholder's Subject Shares in the manner provided in paragraph 2(a). Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions will not be revoked without the written consent of Fortuna unless this letter agreement is terminated in accordance with paragraph 4 prior to the Company Meeting; and

(c)	to the extent we hold any Subject Shares, we will vote (or cause to be voted) our Subject Shares against any proposal, offer or bid from a party other than Fortuna or its affiliates to acquire all or part of the Common Shares (a “Competing Offer”) and/or any matter that would reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement.

3.	Covenants. For so long as this letter agreement remains in force:

(a)	the Shareholder will not knowingly dispose of any Subject Shares to a person who makes a Competing Offer; and

(b)	the Shareholder will not, and will ensure its affiliates do not, solicit or knowingly assist any other person to make a Competing Offer,

provided that, in each case, for the avoidance of doubt, the Shareholder shall not have any obligation to make any inquiries of any person to or through whom it disposes of any Subject Shares.

4.	Termination. This letter agreement will terminate:

(a)	automatically if either of the conditions in paragraph 1(a) or 1(b) is not satisfied by the time contemplated therein;

2 of 6

(b)	automatically upon the termination of the Arrangement Agreement in accordance with its terms;

(c)	automatically upon a Change in Recommendation;

(d)	automatically at the time that the Arrangement becomes effective in accordance with its terms;

(e)	September 30, 2021, being the outside date in the Arrangement Agreement, unless extended by the Company and Fortuna in accordance with the Arrangement Agreement and the Shareholder has agreed in writing to such extension;

(f)	by notice in writing by the Shareholder to Fortuna if, without the Shareholder's prior written consent, the Arrangement Agreement is amended in a manner that would result (i) in a decrease in the Consideration set out in Schedule A, (ii) in a modification to the type of Consideration set out in Schedule A, or (iii) the terms of the Arrangement Agreement are modified in a manner that is materially adverse to the Shareholder without the prior written consent of the Shareholder;

(g)	by notice in writing by the Shareholder to Fortuna if there is a Competing Offer to acquire all of the Common Shares which delivers consideration per Common Share with a greater value (as determined by the Shareholder at the date of the Competing Offer) than as provided for in the Arrangement Agreement; and

(h)	upon mutual written agreement between the parties.

For the avoidance of doubt, no party may terminate or rescind this letter agreement except as contemplated in this paragraph 4. If this letter agreement is terminated in accordance with this paragraph 4, the provisions of this letter agreement will become void and no party shall have liability to any other party and, for avoidance of doubt, the Shareholder shall be entitled to withdraw any form of proxy submitted pursuant to this letter agreement on such termination.

5.	Confidentiality. Except as required by law, we agree to keep this letter agreement confidential until the execution of the Arrangement Agreement is publicly announced.

6.	Share Ownership. We represent and warrant that, as at the date hereof, we are the beneficial owner of that number of Common Shares set out in the first paragraph of this letter free of encumbrances, with full power and authority to enter into and complete this letter agreement, including to vote such Common Shares, without the consent of any other person. As of the date hereof, we do not beneficially own any other securities of the Company.

7.	General.

(a)	Any date, time or period referred to in this letter agreement shall be of the essence except to the extent to which we and Fortuna agree to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

3 of 6

(b)	Each party hereto acknowledges and agrees that this letter agreement is intended to be a binding and enforceable agreement between the parties hereto. If any provision of this letter agreement is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions in this letter agreement.

(c)	This letter agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

(d)	This letter agreement may be executed in separate counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument.

For so long as this letter agreement remains in force, the Shareholder will not exercise any rights of appraisal or rights of dissent provided under any applicable laws in connection with the Arrangement. Further, for the avoidance of doubt, nothing in this letter agreement shall prevent the Shareholder from disposing of, agreeing to, or offering to dispose of or encumber any of our Subject Shares (or any interest in them) at any time, provided that any disposition complies with Section 3 above.

[signature page to follow]

4 of 6

Please indicate your acceptance of these terms by executing the enclosed copy of this letter agreement where indicated below and returning it to us.

Yours sincerely,

APPIAN NATURAL RESOURCES FUND, L.P., by its General Partner, APPIAN NATURAL RESOURCES FUND GP L.P., by its General Partner, APPIAN HOLDINGS LIMITED	APPIAN NATURAL RESOURCES (UST) FUND, L.P., by its General Partner, APPIAN NATURAL RESOURCES FUND GP L.P., by its General Partner, APPIAN HOLDINGS LIMITED

by	(signed) "Mark Collins"	by	(signed) "Mark Collins"
	Name: Mark Collins		Name: Mark Collins
	Title: Director		Title: Director

Accepted and agreed on 26 April, 2021.

FORTUNA SILVER MINES INC.

by	(signed) "Jorge A. Ganoza Durant"
Name: Jorge A. Ganoza Durant
Title: President and Chief Executive Officer

5 of 6

SCHEDULE A

ARRANGEMENT AGREEMENT - KEY TERMS

Transaction	• Fortuna to acquire all outstanding shares of Roxgold by way of Plan of Arrangement
Consideration	• 0.2830 FSM share and 0.001 in cash per ROX share
Other Terms	• Customary provisions including reciprocal non-solicitation, “fiduciary out” and “right to match” provisions
Key Conditions

•   Roxgold shareholder approval (at least 66 2/3%) and minority approval under MI 61-101

•   Fortuna shareholder approval (simple majority)

•   Customary court and regulatory approvals, and satisfaction of other customary closing conditions

6 of 6